

March 17, 2015

<u>Via E-mail</u>
Stephen T. Isaacs
Chairman, President and Chief Executive Officer
Aduro BioTech, Inc.
626 Bancroft Way, 3C
Berkeley, CA 94710

    Re: Aduro BioTech, Inc.
              Registration Statement on Form S-1
              Filed March 11, 2015
              File No. 333-202667

Dear Mr. Isaacs:

       We have reviewed your registration statement and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement or the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 5. Related Party Convertible Promissory Notes, page F-14

1. Please refer to prior comment 4. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment. Please address the following matters in your response:

   - Explain why you followed the terms governing the Sale Event in determining the intrinsic value of the beneficial conversion feature, when the Next Financing Event had occurred. The Sale Event appears to be irrelevant to the May 2014 conversion; and

   - Explain your basis for allocation of the reacquisition price to the repurchased beneficial conversion feature, when at the date of extinguishment of the Notes the beneficial conversion feature had been fully accreted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Barbara A. Kosacz
       Michael E. Tenta
       Cooley LLP
       3175 Hanover Street
       Palo Alto, California 94304